Exhibit 99.1

Information on the total number of voting rights and shares

September 30, 2022

REGULATED INFORMATION

Mont-Saint-Guibert (Belgium), September 30, 2022, 10:30 pm CET / 4:30 pm ET – In accordance with article 15 of the Law of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels and Nasdaq: NYXH) publishes the belowinformation following the issue of new shares.

●	Share capital: EUR 4,440,069.16
●	Total number of securities carrying voting rights: 25,846,279 (all ordinary shares)
●	Total number of voting rights (= denominator): 25,846,279 (all relating to ordinary shares)
●	Number of rights to subscribe to securities carrying voting rights not yet issued:

o	55 “2016 ESOP Warrants” issued on November 3, 2016, entitling their holders to subscribe to a total number of 27,500 securities carrying voting rights (all ordinary shares);
o	100 “2018 ESOP Warrants” issued on December 12, 2018, entitling their holders to subscribe to a total number of 50,000 securities carrying voting rights (all ordinary shares);
o	460,500 “2020 ESOP Warrants” issued on February 21, 2020, entitling their holders to subscribe to a total number of 460,500 securities carrying voting rights (all ordinary shares); and
o	1,378,125 “2021 ESOP Warrants” issued on September 8, 2021, entitling their holders to subscribe to a total number of 1,378,125 securities carrying voting rights (all ordinary shares).

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For further information, please contact:

Nyxoah

Jeremy Feffer, VP IR and Corporate Communications

jeremy.feffer@nyxoah.com

+1 917 749 1494

Attachment

●	2022 09 30 - Press release - Number of shares (ENG)